THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings from continuing operations before taxes on earnings	$437	$329	$1,248	$878
Fixed charges
Interest expense:
Brokerage client cash balances	109	96	325	271
Deposits from banking clients	128	59	308	149
Long-term debt	8	9	25	26
Short-term borrowings	11	8	34	23
Other	6	6	17	14

Total	262	178	709	483
Interest portion of rental expense	15	17	46	51

Total fixed charges (A)	277	195	755	534

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$714	$524	$2,003	$1,412

Ratio of earnings to fixed charges (B) ÷ (A) (1)	2.6	2.7	2.7	2.6

Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	11.9	9.2	11.2	8.7

(1)	The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)	Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.